Zhibao Technology Inc.

Floor 3, Building 6, Wuxing Road, Lane 727

Pudong New Area, Shanghai 201204

Tel: +86 (21) -5089-6502

July 17, 2025

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Finance 100 F Street, NE

Washington, D.C. 20549

Attn:	Aisha Adegbuyi
Todd Schiffman

Re:	Zhibao Technology Inc.
Registration Statement on Form F-1
Initially filed March 26, 2025, as amended
File No. 333-286140

Dear Ms. Adegbuyi and Mr. Schiffman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Zhibao Technology Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement on Form F-1 so that it will become effective on Monday, July 21, 2025, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable.

Very truly yours,

/s/ Botao Ma
Botao Ma
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP Nason, Yeager, Gerson, Harris & Fumero, P.A.